Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 001-01143
Date: May 18, 2006

EXTERNAL NEWS RELEASE

06-14-TC

For Immediate Release:  May 18, 2006

TECK COMINCO TO MAIL OFFER DOCUMENTS TO INCO SHAREHOLDERS
ON OR ABOUT MAY 23

Vancouver, B.C. —  Teck Cominco Limited announced today that it will mail formal offer documents in respect of its previously announced offer to purchase all of the outstanding common shares of Inco Limited on or about May 23, 2006.

On May 8, 2006, Teck Cominco announced that it was making an offer to acquire all of the outstanding common shares of Inco on the basis of, at the election of each holder, Cdn$78.50 in cash or 0.9776 of a Class B subordinate voting share of Teck Cominco and Cdn$0.05 in cash, for each common share of Inco subject, in each case, to pro ration. Teck Cominco’s offer is conditional, among other things, on the support agreement between Inco and Falconbridge Limited dated October 10, 2005, as amended, having been lawfully terminated in accordance with its terms, and Inco’s takeover bid for Falconbridge having expired or having been lawfully withdrawn or terminated without any shares of Falconbridge having been purchased pursuant to such takeover bid, in all cases without breach by Inco. Full particulars of the offer will be set out in the offer and circular and related materials to be mailed to Inco shareholders in connection with the offer.

About Teck Cominco

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

This media release is not, and should not be construed as, an offer to sell or a solicitation of an offer to buy securities in any jurisdiction.

Important Notice

This press release may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. Teck Cominco will prepare and file a Registration Statement on Form F-10 (containing an offer to purchase and a share takeover bid circular) and a tender offer statement on Schedule T-O with the United States Securities and Exchange Commission (“SEC”). Teck Cominco, if required, will file other documents regarding the proposed tender offer with the SEC.

Investors and shareholders are urged to read the takeover bid circular, Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

For additional information, please contact:

Greg Waller
Director Fin. Analysis & Inv. Rel.
(604) 687-1117